UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2007

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

28 November 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited Swiss Stock Exchange
Deutsche Bank UBS Zurich

For Announcement to the Market

In accordance with Listing Rules 3.13.3 of the Australian Securities Exchange, please find attached addresses to shareholders currently being delivered at BHP Billiton Limited's Annual General Meeting by the Chairman and the Chief Executive Officer.

The poll results will be communicated to the market shortly after the conclusion of BHP Billiton Limited's Annual General Meeting which will be held in Adelaide today.

Yours sincerely

J McAloon
Group Company Secretary

BHP Billiton Limited Annual General Meeting

28 November 2007

Don Argus, Chairman, BHP Billiton Good morning ladies and gentlemen. Welcome to the 2007 Annual General Meeting of BHP Billiton Limited.

My name is Don Argus and I will chair today's meeting.

Thank you for taking the time to join us here this morning. It is a pleasure to have the meeting in Adelaide.

South Australia plays a significant part in the future of BHP Billiton.

At Olympic Dam we operate Australia's largest underground mine. Recent drilling programs have indicated that Olympic Dam is the world's fourth largest copper resource, the fifth largest gold resource, as well as the world's largest known uranium resource.

We directly employ more than 4,000 South Australians, including those at our Shared Services Centre in Adelaide, and our South Australian business generates around 64.4 million Australian dollars in royalties and taxes each year.

We also have 32,600 South Australians who are BHP Billiton shareholders.

We are very pleased and proud to play a role in the ongoing economic development of South Australia.

Today's meeting is very significant for a number of reasons.

First, we have a new Chief Executive Officer and we mark the retirements of Chip Goodyear and Non-executive Director, David Brink.

As you know, Chip retired as CEO and as a Director on the 30th of September. He is here today and will speak to you shortly. Unfortunately David Brink is not present today and he sends his apologies. Chris Lynch, who was an Executive Director, resigned from the Board in June.

We've also recorded another stellar performance in terms of financial and operating results, and we continue to move to new horizons with our environmental and community commitments.

And almost three weeks ago we announced a proposal to combine BHP Billiton with Rio Tinto to create the world's premier diversified natural resources company.

However, before I talk more about this proposal, I am saddened to report that fourteen people lost their lives while working for the company over the past 15 months.

Less than two weeks ago we were devastated by a helicopter crash in Angola in which five people died while working on our diamonds project there.

Tragedies like these cast a deep shadow over an organisation that prides itself on the safety and wellbeing of our people.

We cannot regard ourselves as successful until we eliminate fatalities and serious injuries from our operations.

Marius will speak more about this critical issue shortly.

Before I move to the business of the meeting let me talk briefly about our recent announcement proposing the combination of BHP Billiton with Rio Tinto.

BHP Billiton and Rio Tinto are both great companies.

They are both leaders in our industry and in the broader commercial world.

They have fine people, fine assets and are wholly aligned in their commitments to safety, the environment and the community.

Many of you will be shareholders in both companies and will have seen first hand how those attributes have delivered considerable shareholder value over the years.

So why does your Board believe that these companies should be combined?

Quite simply because we believe that a combination of the two will deliver more shareholder value than either is capable of delivering alone.

The combination presents an opportunity to create the world's premier diversified natural resources company and in our view no other combination is as logical or compelling.

Marius will talk more about our proposal, including the strategic rationale later in the meeting.

Let me firstly indulge in a little history. We have been espousing the virtues of our diversified strategic portfolio of assets for some time - more than seven years in fact.

The recent results bear testament to our optimism about the sustainability of our strategy. I believe they begin to highlight the differences that are opening up in the operational efficiencies and the financial performance of the many participants in the resources industry.

We also believe that BHP Billiton is well positioned to continue the solid growth it has demonstrated since the merger of BHP and Billiton six years ago.

Marius will speak more about this aspect of the business shortly.

In welcoming Marius to his new role, let me say that from a Board perspective, it is satisfying our succession planning process has delivered the best possible person to succeed Chip.
The decision to appoint Marius was made after an intensive global search and it gives us comfort in our succession planning when an internal candidate is successful.
We, as a Board, look forward to working with Marius and watching him make his mark on this outstanding company. Please join me in welcoming Marius as Chief Executive Officer of BHP Billiton.

I will of course pay tribute to Chip's achievements and his contribution to the Group a little later.
Now, let me introduce your Directors. On my left is Marius Kloppers. The other Directors are seated in the auditorium. I'll ask them to each stand as I introduce them.
Paul Anderson;
John Buchanan;
Carlos Cordeiro who is standing for re-election;
David Crawford who is standing for re-election;
Gail de Planque who is standing for re-election;
David Jenkins who is also standing for re-election;
Jac Nasser; and
John Schubert.
On my left is Alex Vanselow, our Chief Financial Officer, and to my right our Group Company Secretary, Jane McAloon.
Also here this morning are Peter Nash, Michael Andrew and Tony Romeo, representatives from the Group's external auditor, KPMG.
Unfortunately David Brink retires as a Director at the conclusion of this meeting.

On your behalf I would like to publicly thank David for his insights and contributions to building this company, and wish him and his wife Marilyn and family good health and success in the next phase of their lives without the intrusion of the complexities of BHP Billiton.

Today we have 22 items of business to cover.
As well as those items, we will cover issues shareholders have asked me to address at this meeting.

As a result of that feedback from shareholders, I will specifically cover our approach to climate change as well as energy-related issues. I will also discuss some of these issues in the context of our Olympic Dam operation here in South Australia.

I also want to talk about how we work with communities to manage the impact of our operations and show you a short video.

But before I do that, I will ask both Chip and Marius to speak to you.

I will ask Chip to make a few brief comments on our results for 2007 and then ask Marius, as the Group's new Chief Executive, to talk about what he sees as the priorities for BHP Billiton, including our proposal to combine with Rio Tinto.

Once they have spoken and I've addressed the issues shareholders have raised, we will move to the formal items of business and then open the meeting for questions from the floor.
Of course, you will have the opportunity to ask questions on the specific items of business as the meeting considers each of these.
After the meeting, the Directors and the senior management team would like you to join us outside for some light refreshments.
As usual we will talk in US dollars unless otherwise stated, because that is the currency we report in.
Now, turning to our results for 2007.
Our profit this year was $13.7 billion.
2002 was the first time we reported following the merger of BHP and Billiton. This slide compares the 2002 results to this year's results.
You can see that the past five years has been a period of remarkable growth. At the same time, we have built a very strong financial position.
In 2002 BHP Billiton's market capitalisation was around $30 billion. Today it is around $200 billion.
The issue for any public company is to balance returns to shareholders against the need to invest for the future.

This is particularly important in a resources company where future earnings are dependent on heavy capital investment. The investment is often made three to four years before the product is available for sale.

On this next slide you can see how our growth in cash flow since 2002 has been mirrored by both our reinvestment for future growth, and in returns to shareholders.

Returns to shareholders take the form of dividends as well as on and off market share buy-backs.

Share buy-backs are not only an efficient means of returning funds to shareholders, they also influence the market value of our shares.

This slide shows, in Australian dollars, the total return to shareholders of 1,000 BHP Billiton Limited shares since 2001. This includes the shares received, at no cost, from the steel business demerger in 2002.

An investor in BHP Billiton Limited who held 1,000 shares worth $9,600 in 2001, would at the end of last month have an investment valued at $46,100. In addition, the 200 Bluescope Steel shares received by an investor would now be worth $2,100.

Over the last six years, the shareholder would have received cash dividends of $3,450.

Combined, this amounts to $51,670 or over 5 times the value of the original holding.

In terms of dividends, this year your Directors decided to rebase the final dividend. As you know, we have a progressive dividend policy which has seen 11 consecutive increases in the dividend.
In rebasing the dividend we haven't changed that progressive dividend policy. Rather, we've re-set it at a new level so that dividend increases in the future will come off a higher base.
This reflects the Board's confidence in the Group's ability to continue producing a strong and growing cashflow over the medium term.
We are confident that we can maintain our progressive dividend policy while continuing to invest in our unparalleled growth pipeline.
I want to make two other brief points about our results this year.
The first is that at a time of unprecedented demand for our products, we have been able to both meet that demand and keep our costs under control.
The second point I want to make is that no matter how good our assets are - and we have an unrivalled set of assets - they don't manage themselves.

This brings me to Chip.

I have already mentioned that Chip stepped down as Chief Executive and as a Director at the end of September, having attended his last Board meeting in August.

Since that time he has focused on working with Marius on the 2007 results and on the transition of the CEO role. The Board and I are very happy to report to you that this has been a very effective process - something that is often difficult to achieve.

With those brief comments I would now like to ask Chip to make a few comments on the 2007 results.

Chip Goodyear, former Chief Executive Officer makes a few brief comments.
Don Argus, Chairman, BHP Billiton
Thank you Chip.
This is an appropriate time for me to make a few comments about Chip's legacy as the Chief Executive of BHP Billiton.
Chip was thrust into the Chief Executive's role in January 2003.
The Board saw that he quickly realised people were the intellectual assets that make things happen.

Working with a talented group of people, Chip produced not only a remarkable financial outcome, but also a company that is acclaimed for its work in the environmental area, its community engagement and as a preferred international employer.

Why is this so?
Chip follows good leadership principles.

He has vision, he generates trust, he understands the power of diversity and the poison of prejudice. In a world where smart solutions will always outpace outdated work practices, he has encouraged creativity and flexibility.

As I observed in London, history will treat Chip well and on behalf of all shareholders, thank you for your achievements and contribution.
Our thanks also to Elizabeth, Charlie and Adelaide for their support which was so vital in enabling you to perform at the level you have.
We wish you the very best in your future endeavours, and on behalf of all BHP Billiton's shareholders whom you have served so well over your nine years with the Group, thank you.
Now let me welcome your new Chief Executive Marius Kloppers to address you.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Don and good morning.

In saying thank you I am sure everyone here understands this means much more than customary courtesy on this occasion.

I will outline some of the future opportunities for our company and share with you some details of the direction we will take.

Before I do, however, I would like to express my thanks to Chip for the legacy he has left. We have a company performing to high standards, a cohesive and dynamic workforce and a clear strategy for growth.

All of these things are the mark of Chip's leadership of BHP Billiton. So, Chip, on behalf of us all, let me most sincerely say thank you. We will do our best to build on these great foundations.

In saying this, let me start with safety performance. It is our number one priority - nothing matters more than ensuring all our operations and our people are safe.

Which is why as Chief Executive, I am personally devastated that six people have lost their lives while working for BHP Billiton since July this year.

As the Chairman has mentioned, on Friday the 16th of November, a helicopter on BHP Billiton business crashed in Africa, about 80 kilometres from our diamonds exploration project in north eastern Angola.

Tragically, none of the five passengers survived.

Amongst the deceased was our Chief Operating Officer in Angola, David Hopgood, who also served as the Australian Consul General in Angola.

The other deceased are Angola Technical Services Operations Manager Kevin Ayre from Britain, helicopter pilot Kottie Breedt from South Africa, contractor Guy Sommerfield from Britain, and contractor Louwrens Prinsloo from Namibia.

All were highly experienced and respected colleagues and will be deeply missed by us all.

We also had a fatal accident in October at our operations in Pinto Valley, Arizona. The deceased was Elmer Randolph, a heavy equipment operator, who died after a fall from his vehicle.

On behalf of BHP Billiton I offer our deep sympathies to their families and friends.

As the Chairman has said, we cannot regard ourselves as successful until we eliminate fatalities and serious injuries from our operations.

We remain absolutely committed to our journey towards Zero Harm and the only acceptable result is zero fatalities. All of us at BHP Billiton are committed to putting in place strategies and actions to achieve this.

Now let me talk with you about BHP Billiton's growth pipeline and our strategy.

Under Chip's leadership we have seen commodity volumes grow by 55% over the past six years.

That growth has been achieved largely through the completion of 33 organic growth projects in that period, at a cost of about $23 billion. And of course we made the WMC acquisition and several other smaller acquisitions.

Looking forward, this current financial year will be very exciting in terms of the number of growth projects coming on-line. We are expecting a 9% further growth in volumes from 2007 to 2008.

You will be familiar with the project pipeline that we have shown you in the past to indicate the number of growth opportunities we have over future years.

In that pipeline we have 33 projects, representing about $21 billion in future investment. The size of each bubble relates to the size of the project and the colour relates to the commodity we are investing in.

I would like to introduce you to a new way of looking at our pipeline in order to show you some of the longer term growth that we have got in our portfolio.
BHP Billiton has an unparalleled set of growth options.

What we have done here is take the funnel of growth projects and divided that into three sections. On the right we have projects already approved and that are being developed. The 19 projects in this section represent $14.3 billion of expenditure.

In the middle section, we have projects in their final stage of evaluation - what we call feasibility - before being approved. There are currently 14 projects at this stage, representing another $6.6 billion of investment.

Then on the left-hand side, we are showing what we call future options. These future options are a selection of the projects that we are looking at and that we have control over.

Not all these options will manifest in exactly the way that we are viewing them today, but together they represent more than $50 billion of investment, based on what we currently know.

Based on these sets of options that we own, we expect to be able to maintain or exceed the growth rates we have shown in the last six years.

It is worth noting that many of these growth options are low-risk, fast expansions of existing operations - like the Western Australia iron ore assets, our metallurgical coal assets, the petroleum operations in the Gulf of Mexico, Escondida in Chile, Olympic Dam here in South Australia, Cerro Matoso in Colombia, Worsley in Western Australia and other major assets around the globe.

No other company has this growth pipeline. No other company has this pre-eminent resource position. I would like to set out what I see as the priorities for the business.

The starting point is that we are sticking to our strategy, staying with a proven formula. Our strategy will continue to be to operate upstream, long-life, low-cost, expandable, high-margin, export-oriented assets, diversified by commodity and geography.

This strategy has served us extremely well over the last six years and I believe it is an appropriate foundation for us going forward.
Our proposal to combine BHP Billiton with Rio Tinto fits well with this strategy; so well, in fact, we describe it as compelling.

We believe that there are three main reasons why Rio Tinto should engage with us on this proposal:

  It is founded on a widely acknowledged rationale and logic.

  It comes at a time when the world is hungry for resources. We are living through a globally significant event of urbanization and industrialisation. In China, for example, our studies indicate hundreds of millions of people are moving to the cities. Our proposal can accelerate the rate of resource development to help meet the increasing demand.

  Our proposal identifies unique synergies made possible by the locations of the two companies' key mineral basins, assets and infrastructure. So the proposal unlocks value for both sets of shareholders and unblocks supply lines for our customers. Put simply, our customers will see more product, more quickly.

You may be aware that I have spent the last two weeks visiting investors and customers around the world. Overwhelmingly, investors see the logic in our proposal. We have engaged in open dialogue with our customers to explain our proposal and the benefits we believe it offers them.

We have also begun talking to them about issues of concern. We know our customers well and we will continue to talk with them about these and other issues.

Many already see the logic of our proposal and the benefits of more product to market, more quickly.

The bottom line here is simple - these two companies are worth more together than apart. It is not a question of us needing them or them needing us. This is about unlocking value for both sets of shareholders that neither company can access on its own.

We remain hopeful that Rio Tinto will engage with us on this important proposal which is about creating additional value for shareholders of both companies.

In the meantime our focus is to run all our assets at their full potential and to do so safely in line with our environmental responsibilities while meeting our commitments to the communities where we operate. If we continue to do this well, we will continue to generate the cash that underpins all our other plans and that allows us to invest throughout the economic cycle.

Our second priority is to accelerate those options in the portfolio that I have shown you and, in particular, focus on the larger opportunities.

So, put simply, we will have the same strategy but with even more focus and more speed, so that you, our shareholders reap the rewards of this new market environment.

Thank you.

Don Argus, Chairman, BHP Billiton

Thank you Marius. Before we turn to some issues shareholders have raised, let me make a general comment on sustainability.
To us sustainability is about development which meets the needs of the present without compromising the ability of future generations to meet their own needs.
If you then link sound sustainability performance with long term business viability, you have a basic building block of BHP Billiton's strategic direction.
At BHP Billiton we provide the vital materials that enable continued economic growth.
Those materials are critical to the lives of billions of people in developing countries.
At the same time, many people and many communities depend on us for much of their income.
We recognize that the community benefits of our business could be undermined if we fail to effectively manage the environmental and social aspects of our operations.
To mitigate this risk we ensure that all our operations meet the same high standards wherever we operate.
That means before we commence project development, we complete detailed environmental and social impact statements, including extensive community engagement.
With that short preamble, I will now deal with the first matter raised by shareholders, that is, climate change.
Let me be unequivocal.
We understand that climate change is a major global challenge and we are committed to playing our part.
In June this year we formalised a policy statement which outlined the actions we are taking on climate change.
For more than ten years we have actively worked to manage our greenhouse gas emissions.
In 1995, we established our first set of five year targets. During that period we achieved a 12% improvement against a target of 10%.
In 2002, we set a new target for a further 5% improvement. Once again, we exceeded that, achieving a 6% reduction in our emissions intensity by June this year.

In setting new targets to take us forward, we recognise that our main objective is to reduce the greenhouse gas emissions generated from the process of extracting and refining our products.

We have set ourselves a target of a 6% reduction in greenhouse gas emissions per unit of production, and a 13% reduction in energy use per unit of production by 2012.

The other way we can make a difference is to help fund the research into, and development of, low emissions technology.
Between 2008 and 2012 we will provide up to $300 million to support this area and other energy efficiency initiatives, including research into, and development of, clean coal technologies.

We will work with government and non-government partners to increase the value of this investment. This $300 million investment is on top of the $290 million we spend each year on environmental programs.

Coal as you are aware is a big contributor to greenhouse gas emissions.

That said, there is no question that coal will continue to be one of the world's main sources of energy over future decades because coal is a relatively cheap source of electricity generation.

It is also attractive from the point of view of energy security. It is relatively abundant and many countries have their own supplies.

This slide shows the projected global growth in the use of various energy sources from 2004 to 2030.

You can see that the use of coal is expected to increase despite an increase in the use of all other energy sources.

A key solution in relation to coal therefore lies in technology and developing ways to reduce or capture its greenhouse gas emissions.
It is imperative that governments around the world form partnerships with businesses and communities to take active measures to support the development of these technologies.
At last year's meeting, I also made the point that all forms of energy, from fossil fuels to solar, oil and nuclear, have advantages and disadvantages.
Nothing has changed.
It is up to governments and their citizens to find the trade-offs they are prepared to make when they decide on the energy sources they will use.
The debate over nuclear energy and its role in mitigating the impact of fossil fuel energy on climate change continues.

We welcome that debate and as some of you will have seen reported in the media, a small number of our shareholders have expressed the view that we should leave the Olympic Dam uranium in the ground.

While we are not obliged to accept their request for a formal resolution on the issue, I would like to make the following comments on Olympic Dam and nuclear power generally.

Some critics say that the benefits of using nuclear power are outweighed by the lifecycle emissions of mining, converting and enriching the uranium to produce fuel rods.

This is not the case. The savings in emissions from using uranium to fuel power stations greatly exceed the emissions associated with the uranium lifecycle.

The direct and indirect emissions that are associated with a range of different power stations are shown in this slide.

Direct emissions, shown in green, are associated with the burning of fossil fuels in coal, oil and gas fired power stations.

The indirect emissions shown in white are the lifecycle emissions associated with mining and producing fuels and building power stations.

As you can see, nuclear power stations have no direct emissions of carbon dioxide and the indirect emissions from the mining and production of the fuel rods and other parts of the lifecycle are also relatively low and in the same order as renewable energy.

Let me return to Olympic Dam, I would like to give an overview of how we are managing another very important resource - water.

Our operation currently uses water from the Great Artesian Basin which is pumped from well fields up to 200 kilometres north-east of Olympic Dam. In the past 12 months our average daily water pumping rate fell by 5% and was more than 20% below our licensed limit.

Even so, we are acutely aware that water is a scarce resource, so how are we ensuring our water use is sustainable?

The first thing we do is to ensure that we use water as efficiently as possible. We have a group of engineers dedicated to identifying and implementing initiatives that reduce water consumption.

Secondly, we have sought to assist the local pastoral community to use water from the Basin more effectively.

In partnership with the Federal and South Australian Governments, we are supporting a program to rehabilitate bores and associated drains in the region.

By constructing pipes, tanks and stock watering troughs to replace open soil drains, we can save as much as 95% of the water from each bore.

The total amount of water being saved each year from these initiatives is more than Olympic Dam's total annual consumption.

While we are doing everything possible to ensure water in the Olympic Dam region is used as efficiently as possible, the expanded operations will require significant additional water resources.

Securing a future water supply that meets the projected demand without resulting in adverse impacts on the environment remains a significant challenge.

Our preferred option at this stage is to establish a desalination plant in the Upper Spencer Gulf to supply desalinated sea water.
This would be a substantial undertaking, but it is not something new for us. We have considerable relevant experience operating a large desalination plant for our Escondida Copper mine in Chile.
At Olympic Dam, we are in the process of preparing an Environmental Impact Statement that will address all the key environmental and social issues, including water use.
Let me now talk about how we work with communities.
As well as the moral and ethical issues involved, it makes sound commercial sense that the communities with which we work, value our citizenship and benefit from our success.
Marius talked about our growth opportunities. Many of these are undeveloped resources in remote regions throughout the world.
The governments and communities of many of these regions recognise that resource development can dramatically improve their economic and social growth.
But they also realise that they need to make the right choice of industry partner.
The best way we can demonstrate why BHP Billiton should be the partner of choice is to point to our track record in the communities where we operate.
I want to now play a video to give you a glimpse of the way we work with the communities in which we operate. A video was played

Now, if you would like further information on the way we work with our host communities, please pick up a copy of our latest community report "Yesterday, Today, Tomorrow" while you are having your refreshments.

Before I move to the formal items of business let me give you an idea of the broad economic outlook and how we see likely demand for our products in the future.
Overall, despite the challenges being faced by the global economy, particularly in US credit markets, demand for our products remains strong.
We expect the growth in China's economy that has become such a feature of the past few years to continue.
Chinese growth is resource intensive and, as Marius mentioned, it represents a step-change in resource demand.
While we've been talking about China for several years now, India has some fundamental drivers that are quite similar.
We see India as being 10 to 15 years behind China from a development point of view, but as you can see from this slide, they have begun that journey.
This growth is happening after a long period of under-investment by our industry and it is creating shortages in just about all the commodities that we produce.
As producers around the world try to meet growing demand, pressure on cost continues and therefore the cost of supplying our products increases.
Combined with higher energy prices and the lower relative value of the US dollar, this is likely to have a flow on effect to commodity prices generally.
So, in the short term at least, we expect commodity prices to stay high and volatile.

You've seen our growth pipeline and the many options we have to meet this ongoing strong global demand. We look forward to continuing to build on these exciting opportunities.

The ordinary business of the meeting was conducted.

In closing the meeting, let me say again that the results for the 2007 financial year are an indication of the strength of the BHP Billiton Group.
BHP Billiton is in excellent financial shape.

We have very strong cash flows and margins, outstanding leadership, a committed workforce and an impressive pipeline of growth projects. Your Board and management are focused on ensuring that shareholders, our employees and the communities in which we operate share in our success.

We have a unique opportunity to make this company even better.

So let me make a final comment about our proposal to combine BHP Billiton with Rio Tinto.

We agree that these two companies are very good companies on their own, they have already created a significant amount of value in the past and would continue to do so in the future. But the main point is that they are worth much more together than apart.

Let me conclude by saying that this proposal makes strategic and economic sense for both our two companies and makes sense for our customers.

Most importantly our approach to Rio Tinto is founded on the Board's firm belief that our proposal, if implemented, will be value enhancing for all shareholders and will create a company that will meet the challenges of a very different world.

Your Board has sought and will continue to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of its Board for this proposal.

We will keep you informed and report to you on material developments.

Thank-you for attending. I invite you to join us for refreshments.

Please don't forget to place your voting papers in the boxes beside the exit as you leave.

The BHP Billiton Limited poll will close in 10 minutes and the BHP Billiton Plc poll will close shortly after to allow sufficient time for the voting arrangements under our Dual Listed Company structure to be completed.

Thank you

END OF SPEECH

Disclaimer

In connection with BHP Billiton's proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the "SEC") a registration statement (the "Registration Statement"), which would contain a prospectus ("Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Don Carroll, Investor Relations
Tel: +61 3 9609 3686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United Kingdom
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 28 November 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary